[ALASKA COMMUNICATIONS LETTERHEAD]

March 31, 2017

VIA EDGAR TRANSMISSION AND OVERNIGHT DELIVERY

David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Alaska Communications Systems Group, Inc.

Schedule TO-I

Filed March 17, 2017

File No. 005-57739

Dear Mr. Orlic:

On behalf of Alaska Communications Systems Group, Inc. (the “Company”), we hereby submit the response of the Company to the comments set forth in the comment letter (the “Comment Letter”) of the staff of the Office of Mergers & Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated March 27, 2017 relating to the above-referenced Schedule TO (the “Schedule TO”). We have revised the Schedule TO in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Schedule TO (including the new exhibits thereto, the “Amendment”), which reflects these revisions and some applicable updates.

In connection with this letter and the filing of the Amendment, we are sending to the Staff, by overnight courier, four (4) courtesy copies of this letter and the Amendment.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have included the text of the Staff’s comments in italicized text below.

Schedule TO

Item 10. Financial Statements, page 2

1.	Given that your offer is subject to a financing condition, we do not consider your offer to be within the safe harbor afforded by Instruction 2 to Item 10 of Schedule TO. Accordingly, summarized financial information, as described in Item 1010(c)(1)-(2) of Regulation M-A, must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website.

David L. Orlic

Securities and Exchange Commission

March 31, 2017

Response:

On March 28, 2017, the Company’s wholly-owned subsidiary Alaska Communications Systems Holdings, Inc. (“Holdings”): (1) satisfied conditions precedent to the disbursement of funds by the lenders under the Credit Agreement, dated March 13, 2017, between Holdings, the Company and certain of its direct and indirect subsidiaries, as guarantors, ING Capital LLC, as administrative agent, and the lenders party thereto (the “Credit Agreement”), which agreement provides for a new credit facility arrangement for debt financing (the “New Credit Facility”); and (2) borrowed under the New Credit Facility an aggregate principal amount of $180 million, a portion of which will be used for payment in connection with the Company’s tender offer (the “Offer”) for any and all of its 6.25% convertible notes due 2018 (the “Notes”). The Amendment discloses this disbursement and borrowing under the New Credit Facility, which the Company deems to have satisfied the financing condition relating to the New Credit Facility described in the original Offer materials, and also revises the language in the original Offer materials so as to confirm the satisfaction of the financing condition relating to the New Credit Facility.

As a result, the Company respectfully submits that pursuant to Instruction 2 to Item 10 of Schedule TO, the summary financial information is not considered material because: (a) the consideration offered in the Offer for the Notes consists solely of cash, (b) the Offer is no longer subject to a financing condition, and (c) the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that files reports electronically on the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”). Accordingly, the Company respectfully submits that Item 1010(c)(1)-(2) of Regulation M-A is inapplicable. Item 10 of Schedule TO requires that financial information required by Item 1010(a) and (b) of Regulation M-A be furnished “if material.” Instruction 2 of Item 10 of Schedule TO provides that financial statements are not considered material when:

(a) The consideration offered consists solely of cash;

(b) The offer is not subject to any financing condition; and either;

(c) The offeror is a public reporting company under Section 13(d) or 15(d) of the Exchange Act that files reports electronically on EDGAR; or

(d) The offer is for all outstanding securities of the subject class.

Further, the Company does not believe this summarized financial information would be material to investors in connection with its Offer for the Notes.

By the terms of Item 1010(c) of Regulation M-A and Instruction 6 of Item 10 of Schedule TO, the Company is only required to comply with 1010(c) if compliance with Item 1010(a) and (b) is required. The Commission has, in Regulation M-A telephone interpretation I.H.7 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, affirmed that “when financial information is considered material, the disclosure materials disseminated to security holders must contain at least summarized financial information,” and by implication when not material the disclosure materials need not contain such information. For the reasons provided above, the Company believes that its financial statements are not material, and accordingly, that the Company is not required to provide the information required by Item 1010(c)(1)-(2) of Regulation M-A.

David L. Orlic

Securities and Exchange Commission

March 31, 2017

Offer to Purchase for Cash

The Terms of the Tender Offer

Conditions to the Tender Offer, page 14

2.	We note that the Tender Offer is conditioned upon satisfaction or waiver of the Financing Condition listed in the first paragraph of this section and that the availability of funds is a condition to the Tender Offer. Generally, when an offer is not financed, or when an offeror’s ability to pay the consideration offered is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed or the ability to pay becomes certain. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders, as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

Response:

As described in response to Comment 1 above, on March 28, 2017, the financing condition relating to the New Credit Facility was satisfied. The Amendment discloses such satisfaction of the financing condition, and applicable language relating to such satisfaction has been included in the Amendment. In addition, the Company confirms that the Company is disseminating the disclosure of such change in a manner reasonably calculated to inform security holders. Further, the Company confirms that it will keep the offer open for at least five business days following disclosure of such change.

3.	We note your statement in the first paragraph of this section that the Company “may terminate the Tender Offer, if at or prior to the Expiration Date…all of the General Conditions have been satisfied.” This language appears to be inconsistent with the language in the following paragraph, which states that “[a]ll the ‘General Conditions’ shall be deemed to be satisfied unless any of the following conditions shall occur…” Please revise the disclosure in the first paragraph to clarify, if true, that the Company “may terminate the Tender Offer, if at or prior to the Expiration Date…all of the General Conditions have not been satisfied” (emphasis added).

Response:

We have clarified the applicable disclosure in the Amendment consistent with the Staff’s comment.

Procedure for Tendering Notes

Representations, Warranties and Undertakings, page 18

4.	You state that by tendering Notes, a tendering Holder “waives any and all other rights with respect to the Notes” and “releases and discharges the Company from any and all claims such Holder may have…arising out of, or related to, such Notes.” Please revise these statements in light of Section 29(a) of the Securities Exchange Act of 1934.

David L. Orlic

Securities and Exchange Commission

March 31, 2017

Response:

Pursuant to the Staff’s comment, we have revised the applicable disclosure in the Amendment in light of Section 29(a) of the Exchange Act.

Expiration Date; Extension; Termination and Amendment, page 21

5.	We note your statement that the Company “reserves the right, in its sole discretion, to terminate or withdraw the Tender Offer at any time and from time to time.” Please revise to clarify that the offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to expiration.

Response:

We have clarified the applicable disclosure in the Amendment consistent with the Staff’s comment.

Announcements, page 22

6.	Please revise your disclosure in this section to state that amendments will be made “promptly,” not “as promptly as practicable.” Refer to Rule 13e-4(c)(3) of the Securities Exchange Act of 1934.

Response:

We have revised the applicable disclosure in the Amendment consistent with the Staff’s comment.

Source of Funds, page 24

7.	Please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

Response:

We have revised the applicable disclosure in the Amendment consistent with the Staff’s comment.

If you have any questions or comments concerning this letter, please contact our outside counsel, Jens M. Fischer of Perkins Coie LLP, at (206) 359-6752 or me at (907) 297-3105.

Sincerely,

/s/ Leonard Steinberg
Name:	Leonard Steinberg
Title:	Senior Vice President, Legal, Regulatory, and
Government Affairs, and Corporate Secretary

David L. Orlic

Securities and Exchange Commission

March 31, 2017

cc:	Anand Vadapalli, Alaska Communications Systems Group, Inc., Chief Executive Officer and President

Laurie M. Butcher, Alaska Communications Systems Group, Inc., Senior Vice President, Finance

Lars Danner, Alaska Communications Systems Group, Inc., Vice President and Deputy General Counsel

Jens M. Fischer, Perkins Coie LLP